Exhibit 99.1

The following is an excerpt from the transcript of Bayer’s Q2 2016 earnings call posted to Bayer’s external website on July 27, 2016:

Werner Baumann — Bayer AG CEO

Very quickly, on your first question on Monsanto, as we already communicated, we increased our bid from $122 to $125 on the basis of additional information received, I hope you understand and appreciate that we cannot get further into further details at this point in time.

Both companies also communicated a few weeks ago that they were looking forward to going back into private discussions, and with it also cease all public communication from that point on, and that’s where we are.